Iron Mountain Incorporated

745 Atlantic Avenue

Boston, Massachusetts 02111

September 21, 2010

Via EDGAR and Fax (703) 813-6967

Amanda Ravitz

Branch Chief - Legal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:            Iron Mountain Incorporated (the “Company”)

Form 10-K for the year ended December 31, 2009 (the “Form 10-K”)

Filed February 26, 2010

File No. 001-13045

Definitive Proxy Statement on Schedule 14A

Filed April 23, 2010 (the “Proxy Statement” and, together with the Form 10-K, the “Filings”)

Dear Ms. Ravitz:

The purpose of this letter is to respond to your letter of September 7, 2010.  For your convenience, the original staff comments have been repeated in bold typeface, followed by our responses.

Definitive Proxy Statement on Schedule 14A

General

1.                                      We note that you have not provided disclosure regarding compensation committee interlocks and insider participation.  Please include the disclosure required by Item 407(e)(4) in future filings or advise.

RESPONSE:

1.                                       We have not provided the disclosure required by Item 407(e)(4) based on the staff’s policy set forth in Regulation S-K Compliance and Disclosure Interpretation 233.02, that if the only disclosure that a registrant is required to provide pursuant to Item 407(e)(4) is the identity of the members of the compensation committee, because the registrant has no transactions or relationships that trigger a disclosure obligation, the registrant may omit the Item 407(e)(4) caption.  None of the relationships or transactions identified in Item 407(e)(4) exists among the members of the Company’s compensation committee or executive officers of the Company.  In response to the staff’s comment, we will provide an affirmative statement to this effect in future filings.

Other Named Executive Officers’ Base-Salary page 39

2.                                      In future filings, please include an exhibit to list the one hundred and fifty organizations included in the “Radford Survey Group,” as it appears that you benchmark against these companies.

RESPONSE:

2.                                       In response to the staff’s comment, we will identify the one hundred and fifty organizations included in the “Radford Survey Group” in future filings if we use that group to benchmark material elements of a Named Executive Officer’s compensation.

Consideration of Risk in Our Compensation Programs, page 58

3.                                      We note your disclosure in response to Item 402(s) of Regulation S-K.  Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

RESPONSE:

3.                                       As stated on page 58 of the Proxy Statement, the Compensation Committee concluded that the components and structure of the Company’s compensation plans do not create risks that are reasonably likely to result in a material adverse effect on the Company.  The process undertaken to reach this conclusion involved an analysis of the Company’s compensation plans by management and the Compensation Committee.

As stated on page 16 of the Proxy Statement, the committee of the Board assigned responsibility for an area of risk receives reports from the Company executives accountable for understanding and mitigating the identified risk.  The committee of the Board assigned responsibility for the risk area then assesses the executive report and independently considers the severity of the risk and mitigating factors.

In the case of compensation risk the Compensation Committee received management’s analysis of the risks that may exist in the Company’s compensation plans and the factors that mitigate against the plans creating material risks to the Company.  The management team’s analysis was conducted by senior personnel within the human resources and legal departments, including personnel who focus on compensation.

The management assessment focused on the material elements of the Company’s compensation plans for all employees, including (i) the components of compensation which are materially similar to the components of compensation offered to the Company’s Named Executive Officers discussed on pages 37-38 of the Proxy Statement, (ii) specific performance measures used for employees and (iii) the mix between long and short-term compensation, as well as factors in the Company’s programs that mitigate

against potential risks.   Management’s analysis noted that factors such as individual employee incentive compensation amount maximums, aligning individual performance targets with Company-wide performance, setting reasonably attainable goals for all employees, the internal processes for calculating and reviewing bonus payouts and having a combination of long-term and short-term incentive payouts, mitigated against excessive risk taking to achieve goals tied to compensation.

In the Compensation Committee’s review of the Company’s compensation plans, the committee considered the management team’s assessment of the various elements of the Company’s compensation program and factors that mitigate against unreasonable risk taking.  The Committee then conducted its own assessment through a discussion of the potential risks and the factors that mitigate against risk.  The Compensation Committee concluded, based on a combination of factors including the structure and components of the plans, that the Company’s compensation plans do not create risks that are reasonably likely to result in a material adverse effect on the Company.

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In connection with our responses above, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the content of this letter, please do not hesitate to contact me at (617) 535-2767.

Sincerely,
IRON MOUNTAIN INCORPORATED

By:	/s/ Brian P. McKeon
Brian P. McKeon
Executive Vice President and Chief Financial Officer